FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Presentation of information	127
General overview	127

Capital management
Introduction	130
Capital ratios	130
Current rules	130
Fully loaded CRR estimate	130
Capital resources	131
Components of capital (Basel 2.5)	131
Flow statement (Basel 2.5)	132
Risk-weighted assets: Flow statement	133

Liquidity, funding and related risks
Overview	134
Funding sources	135
Liquidity portfolio	136
Basel III liquidity ratios and other metrics	137

Credit risk
Introduction	138
Loans and related credit metrics	138
Debt securities	139
Derivatives	141

Market risk
Value-at-risk (VaR)	142
VaR non-trading portfolios	144

Country risk
Introduction	145
External environment	145
Country risk exposure	146
Summary tables	149

Risk and balance sheet management (continued)

Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line as required by IFRS. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented as permitted by IFRS.

General overview*
The Group's main risks are described on pages 122 to 126 of the Group's 2012 Annual Report and Accounts. The following table defines and presents a summary of the key developments for each risk during the first half of 2013.

Risk type	Definition	H1 2013 summary
Capital adequacy risk	The risk that the Group has insufficient capital.
The Group continued to improve its capital position in 2013 with a Core Tier 1 ratio of 11.1%, an 80 basis point improvement during the first half of 2013. The Group remains on track to achieve a fully loaded CRR Core Tier 1 ratio of over 9% by the end of 2013.

Refer to pages 130 to 133 and Appendix 1.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
Liquidity and funding metrics strengthened even further during the first half of 2013 with short-term wholesale funding reducing by £4.9 billion to £36.7 billion, being covered more than four times by the liquidity portfolio of £157.6 billion. Liquidity coverage ratio and net stable funding ratio also improved.

Refer to pages 134 to 137 and Appendix 2.

Credit risk (including counterparty credit risk)	The risk that the Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.
Loan impairment charges were 20% lower than H1 2012 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and the commercial real estate portfolios. Credit risk associated with legacy exposures continued to be reduced, with a further 16% decline in Non-Core loans. The Group also continued to make progress in reducing key credit concentration risk, with exposure to commercial real estate declining 6%. The shipping sector continues to be an area of focus for the Group.

Refer to pages 138 to 141 and Appendix 3.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

General overview* (continued)

Risk type	Definition	H1 2013 summary
Market risk	The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities.
The Group continued to reduce its risk exposures. While the average trading VaR for H1 2013 remained stable at £96 million compared with the 2012 full year average, the Group's average interest rate VaR decreased to £40 million, 36% lower than the 2012 full year average, reflecting continued de-risking by a number of Markets businesses.

Refer to pages 142 to 144 and Appendix 4.

Country risk	The risk of material losses arising from significant country-specific events.
The pace of sovereign downgrades gradually slowed in the first half of 2013. Balance sheet exposures to eurozone periphery countries at mid-2013 were approximately £58.6 billion (£18.9 billion of this outside Ireland), a modest 1% decline, as reduced exposures offset appreciation of the euro versus sterling. The funding mismatch was reduced to approximately £8.5 billion in Ireland, remained at £4 billion in Spain, and at modest levels in other periphery eurozone countries.

Refer to pages 145 to 150 and Appendix 5.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
Operational risk losses (including fraud losses) in H1 2013 were significantly lower than in H1 2012.

However, exposure to operational risk remains high due to the scale of change occurring across the Group (both structural and regulatory), macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

General overview* (continued)

Risk type	Definition	H1 2013 summary
Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
During H1 2013, the Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK's Independent Commission on Banking proposals, the European Union's Liikanen Group recommendations and the Dodd-Frank Act's "Volcker Rule" in the US. In response to these changes, the Group has further developed its operating model for the management of upstream risk and is reviewing its approach to change implementation.

Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
A management framework to enable the consistent identification, assessment and mitigation of conduct risk continues to be embedded in 2013. Awareness initiatives and targeted conduct risk training continues to be delivered to help drive understanding. These actions are designed to facilitate effective conduct risk management, and address any conduct shortcomings identified.

Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders' expectations of the Group.
The Group has aligned its strategic ambition to serve customers well and to build a really good bank with the key expectations of its stakeholders, and strengthened the process to identify and manage the reputational concerns associated with the Group's activities. There are still some legacy reputational issues to work through, but dealing with them in an open and direct manner is a necessary prerequisite to rebuilding the Group's reputation.

Pension risk
The risk arising from the Group's contractual liabilities to or with respect to its defined benefit pension schemes, as well as the risk that it will have to make additional contributions to such schemes.
The Group continued to focus on enhancing its pension risk management and modelling systems.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Capital management
Introduction*
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital ratios*
The Group's capital, risk-weighted assets (RWAs) and risk asset ratios, calculated in accordance with Prudential Regulation Authority (PRA) definitions, are set out below.

Current rules	30 June 2013	31 March 2013	31 December 2012
Capital	£bn	£bn	£bn

Core Tier 1	48.4	48.2	47.3
Tier 1	57.8	57.5	57.1
Total	68.8	69.0	66.8

RWAs by risk

Credit risk
- non-counterparty	315.7	320.8	323.2
- counterparty	40.2	44.4	48.0
Market risk	38.3	38.8	42.6
Operational risk	41.8	41.8	45.8

	436.0	445.8	459.6

Risk asset ratios	%	%	%

Core Tier 1	11.1	10.8	10.3
Tier 1	13.3	12.9	12.4
Total	15.8	15.5	14.5

Fully loaded CRR estimate (1)	30 June 2013	31 March 2013	31 December 2012

Common Equity Tier 1 capital	£41.2bn	£39.9bn	£38.1bn
RWAs	£471.0bn	£487.2bn	£494.6bn
Common Equity Tier 1 capital ratio	8.7%	8.2%	7.7%

Note:

(1)	See Appendix 1 for basis of preparation, detailed capital reconciliation and leverage ratios.

Key points

•
Core Tier 1 capital ratios, under current rules and fully loaded CRR basis, improved by 80 basis points and 100 basis points respectively from 31 December 2012. This reflected attributable profit, the favourable impact of currency movements on the capital base as well as a reduction in RWAs, the latter despite the impact of model changes which added £11 billion.

•
The RWA decreases were primarily in Non-Core (£14.1 billion) driven by disposals and run-off, and in Markets (£14.5 billion) as a result of lower operational, and market risk following focus on balance sheet and risk reduction.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group's regulatory capital resources in accordance with PRA definitions were as follows:

	30 June 2013	31 March 2013	31 December 2012
	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	69,183	70,633	68,678
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)
	63,891	65,341	63,386

Non-controlling interests
Non-controlling interests per balance sheet	475	532	1,770
Other adjustments to non-controlling interests for regulatory purposes	-	-	(1,367)
	475	532	403

Regulatory adjustments and deductions
Own credit	447	541	691
Defined benefit pension fund adjustment (1)	628	592	913
Unrealised losses on available-for-sale (AFS) debt securities	800	92	410
Unrealised gains on AFS equity shares	(86)	(82)	(63)
Cash flow hedging reserve	(491)	(1,635)	(1,666)
Other adjustments for regulatory purposes	(140)	(202)	(198)
Goodwill and other intangible assets	(13,997)	(13,928)	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(2,032)	(1,847)	(1,904)
50% of securitisation positions	(1,051)	(1,159)	(1,107)
	(15,922)	(17,628)	(16,469)

Core Tier 1 capital	48,444	48,245	47,320

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,112	1,113	1,054
Innovative/hybrid Tier 1 securities	4,427	4,410	4,125
	9,852	9,836	9,492

Tier 1 deductions
50% of material holdings (2)	(1,124)	(1,182)	(295)
Tax on excess of expected losses over impairment provisions	616	560	618
	(508)	(622)	323

Total Tier 1 capital	57,788	57,459	57,135

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Capital management: Capital resources: Components of capital (Basel 2.5) (continued)

	30 June 2013	31 March 2013	31 December 2012
	£m	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,136	2,197	2,194
Dated subordinated debt - net of amortisation	13,530	13,907	13,420
Unrealised gains on AFS equity shares	86	82	63
Collectively assessed impairment provisions	415	417	399
	16,167	16,603	16,076

Tier 2 deductions
50% of securitisation positions	(1,051)	(1,159)	(1,107)
50% excess of expected losses over impairment provisions	(2,648)	(2,407)	(2,522)
50% of material holdings (2)	(1,124)	(1,182)	(295)
	(4,823)	(4,748)	(3,924)

Total Tier 2 capital	11,344	11,855	12,152

Supervisory deductions
Unconsolidated investments
- Direct Line Group (2)	-	-	(2,081)
- Other investments	(39)	(39)	(162)
Other deductions	(271)	(232)	(244)

	(310)	(271)	(2,487)

Total regulatory capital	68,822	69,043	66,800

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the first half of the year.

	Core Tier 1	Other Tier 1	Tier 2	Supervisory deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable profit net of movements in fair value of own credit	291	-	-	-	291
Share capital and reserve movements in respect of employee share schemes	220	-	-	-	220
Foreign exchange reserve	1,293	-	-	-	1,293
Foreign exchange movements	-	263	794	-	1,057
Increase in non-controlling interests	72	-	-	-	72
(Increase)/decrease in capital deductions (1)	(72)	(831)	(899)	2,177	375
Increase in goodwill and intangibles	(452)	-	-	-	(452)
Defined benefit pension fund (2)	(285)	-	-	-	(285)
Dated subordinated debt issues	-	-	652	-	652
Dated subordinated debt maturities and redemptions	-	-	(1,421)	-	(1,421)
Other movements	57	97	66	-	220

At 30 June 2013	48,444	9,344	11,344	(310)	68,822

Notes:

(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.
(2)	The movement in defined benefit pension fund reflects a net contribution to the Main Scheme in the period.

Risk and balance sheet management (continued)

Capital management (continued)

Risk-weighted assets: Flow statement*
The table below analyses movement in credit risk, market risk and operational risk RWAs by key drivers during the first half of the year.

	Credit risk		Market risk	Operational risk	Gross RWAs
	Non-counterparty	Counterparty
	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	323.2	48.0	42.6	45.8	459.6
Business and market movements (1)	(15.1)	(7.8)	(4.1)	(4.0)	(31.0)
Disposals	(4.0)	-	-	-	(4.0)
Model changes (2)	11.6	-	(0.2)	-	11.4

At 30 June 2013	315.7	40.2	38.3	41.8	436.0

Notes:

(1)	Represents changes in book size, composition, position changes and market movements including foreign exchange impacts.
(2)	Refers to implementation of a new model or modification of an existing model after approval from the PRA and changes in model scope.

Key points

•	Credit risk model changes in 2013 included exposure at default treatment, continuation of commercial real estate slotting and loss given default changes to shipping portfolio.

•	Changes in market risk models related to incremental risk charge.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Liquidity, funding and related risks
Liquidity risk is highly dependent on characteristics such as the maturity profile and composition of the Group's assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview*

●
Short-term wholesale funding excluding derivative collateral (STWF) fell by £4.9 billion to £36.7 billion, was maintained at 4% of the funded balance sheet and remained stable at 29% (31 December 2012 - 28%) of total wholesale funding. Net inter-bank funding at £6.0 billion was less than half the level of a year ago (30 June 2012 - £13.3 billion).

●
The Group's liquidity portfolio increased in Q1 but was subsequently held flat at £157.6 billion in Q2. The liquidity portfolio continues to cover STWF by considerably more than the Group's medium-term target of 1.5 times.

●
The Group's loan:deposit ratio improved to 96% with the funding surplus increasing to £17.6 billion from £2.0 billion at the year end, with UK Retail and UK Corporate driving the improvement. Deposit growth in the Retail & Commercial businesses was £4.9 billion and loan reduction in Non-Core was £9.4 billion.

●	The Group repaid €5.0 billion of the European Central Bank Long Term Refinancing Operation funding in the half year, principally in Q2.

●
Liquidity metrics improved in the half year to 30 June 2013 reflecting ongoing balance sheet improvement. Stressed outflow coverage improved marginally to 136%. The liquidity coverage ratio, based on the Group's interpretation of draft guidance, was maintained at above 100%; while the net stable funding ratio improved slightly to 120%.

●
During the first half of 2013 the Group successfully completed a number of public liability management exercises as part of its ongoing balance sheet management. In Q1 £2 billion of senior unsecured debt was bought back, with a further €1.5 billion secured debt in Q2. An additional $2.5 billion of Lower Tier 2 capital debt was bought back in July 2013.

●	The Group issued $1.0 billion Tier 2 capital debt in Q2 2013.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Funding sources
The table below shows the Group's principal funding sources excluding repurchase agreements.

	30 June 2013			31 December 2012
	Less than 1 year	More than 1 year	Total	Less than 1 year	More than 1 year	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	22,176	-	22,176	28,585	-	28,585
other deposits	18,084	5,027	23,111	18,938	9,551	28,489

	40,260	5,027	45,287	47,523	9,551	57,074

Debt securities in issue
commercial paper	2,526	-	2,526	2,873	-	2,873
certificates of deposit	2,264	336	2,600	2,605	391	2,996
medium-term notes	12,013	43,129	55,142	13,019	53,584	66,603
covered bonds	185	9,140	9,325	1,038	9,101	10,139
securitisations	807	9,321	10,128	761	11,220	11,981

	17,795	61,926	79,721	20,296	74,296	94,592
Subordinated liabilities	857	25,681	26,538	2,351	24,951	27,302

Notes issued	18,652	87,607	106,259	22,647	99,247	121,894

Wholesale funding	58,912	92,634	151,546	70,170	108,798	178,968

Customer deposits
derivative cash collateral	8,179	-	8,179	7,949	-	7,949
other deposits	409,521	19,506	429,027	400,012	26,031	426,043

Total customer deposits	417,700	19,506	437,206	407,961	26,031	433,992

Total funding	476,612	112,140	588,752	478,131	134,829	612,960

The table below shows the Group's wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0
31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3

Notes:

(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative cash collateral.
(3)	Primarily short-term balances.

For analysis of deposits and repos and divisional analysis of loan deposit ratios refer to Appendix 2.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Liquidity portfolio
The table below analyses the Group's liquidity portfolio by product and by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Q2 2013	H1 2013
30 June 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	77,101	2,237	2,399	81,737	85,751	82,389
Central and local government bonds
AAA rated governments and US agencies	4,260	6,008	706	10,974	11,995	12,697
AA- to AA+ rated governments (2)	6,808	-	276	7,084	6,844	5,799
Below AA rated governments	-	-	248	248	252	236
Local government	-	-	79	79	159	312

	11,068	6,008	1,309	18,385	19,250	19,044
Treasury bills	650	-	-	650	665	704

Primary liquidity	88,819	8,245	3,708	100,772	105,666	102,137

Secondary liquidity	48,063	6,935	1,843	56,841	56,486	56,347

Total liquidity value	136,882	15,180	5,551	157,613	162,152	158,484

Total carrying value	168,006	22,223	7,988	198,217

31 December 2012					Q4 2012	FY 2012

Cash and balances at central banks	64,822	891	4,396	70,109	74,794	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	14,959	18,832
AA- to AA+ rated governments (2)	9,189	-	432	9,621	8,232	9,300
Below AA rated governments	-	-	206	206	438	596
Local government	-	-	979	979	989	2,244

	13,173	5,354	2,164	20,691	24,618	30,972
Treasury bills	750	-	-	750	750	202

Primary liquidity	78,745	6,245	6,560	91,550	100,162	112,942

Secondary liquidity	47,486	7,373	760	55,619	50,901	41,978

Total liquidity value	126,231	13,618	7,320	147,169	151,063	154,920

Total carrying value	157,574	20,524	9,844	187,942

Notes:

(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the Group's five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co.  In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at the Bank of England and other central banks.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Basel III liquidity ratios and other metrics*
The table below sets out some of the key liquidity and related metrics monitored by the Group.

	30 June 2013	31 March 2013	31 December 2012
	%	%	%

Stressed outflow coverage (1)	136	134	128
Liquidity coverage ratio (LCR) (2)	>100	>100	>100
Net stable funding ratio (NSFR) (2)	120	119	117

Notes:

(1)
The Group's liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in the Group's Individual Liquidity Adequacy Assessment. Liquidity risk adequacy is determined by surplus of liquid assets over three months' stressed outflows under the worst case stresses. This assessment is performed in accordance with PRA guidance.

(2)
The Group monitors the LCR and the NSFR in its internal reporting framework based on its current interpretation of the final rules. At present there is a broad range of interpretations on how to calculate these ratios due to the lack of a commonly agreed market standard and the ratios are subject to future issuances of technical standards from the European Banking Authority. This makes meaningful comparisons of the LCR and NSFR between institutions difficult.

Disclosures on the following aspects are included in Appendix 2:

●	Analysis of net stable funding ratio;

●	Retail & Commercial deposit maturity analysis;

●	Non-traded interest rate risk VaR;

●	Sensitivity of net interest income; and

●	Structural foreign currency exposures.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Credit risk

Introduction
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division.

					Credit metrics		Year to date
	Gross loans to		REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL
							Impairment charge	Amounts written-off
	Banks	Customers
30 June 2013	£m	£m	£m	£m	%	%	£m	£m

UK Retail	870	112,192	4,289	2,481	3.8	58	169	300
UK Corporate	762	104,639	6,156	2,395	5.9	39	379	412
Wealth	1,412	17,117	276	107	1.6	39	7	8
International Banking	5,565	40,619	528	395	1.3	75	153	156
Ulster Bank	685	32,955	8,578	4,430	26.0	52	503	109
US Retail & Commercial	185	53,325	1,133	266	2.1	23	51	138

Retail & Commercial	9,479	360,847	20,960	10,074	5.8	48	1,262	1,123
Markets	16,135	28,236	365	283	1.3	78	(3)	32
Other	4,191	5,026	1	1	-	100	(1)	-

Core	29,805	394,109	21,326	10,358	5.4	49	1,258	1,155
Non-Core	610	47,179	20,857	11,395	44.2	55	903	968

Group	30,415	441,288	42,183	21,753	9.6	52	2,161	2,123

31 December 2012

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Other	3,196	2,125	-	1	-	nm	1	-

Core	28,881	395,875	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Direct Line Group	2,036	881	-	-	-	-	-	-

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

nm = not meaningful

See Appendix 3 for additional analysis of gross loans, REIL, provisions and impairment charge.

Risk and balance sheet management (continued)

Credit risk: Loans and related credit metrics (continued)

Key points

•
In the half year to 30 June 2013, REIL increased by £1.0 billion to £42.2 billion or 9.6% of total customer loans (31 December 2012 - £41.1 billion, 9.1%), due primarily to exchange rate movements. Increases of £1.0 billion in UIster Bank and £0.7 billion in UK Corporate were partly offset by decreases of £0.5 billion in Non-Core and £0.3 billion in Retail.

•	The annualised impairment charge for the period decreased by 19%, with most of this in the retail and commercial business.

•
UK Corporate REIL increased £0.7 billion or 13% mainly as a result of individual cases in the commercial real estate and shipping portfolios as credit conditions remain difficult in these sectors. Impairment charge on an annualised basis was down 9%, largely driven by lower collective provisions in the SME businesses.

•
The economic outlook in Ireland appears to be stabilising with key economic indicators suggesting a modest decline in the level of uncertainty. Ulster Bank Group credit metrics remain elevated with REIL increasing by £771 million excluding the impact of foreign exchange (including foreign exchange £1.6 billion). The increase is largely due to a technical classification adjustment on corporate loans, which will reverse as loan documentation is brought up to date. Impairments continue to outpace write-offs but showed a 26% decline on an annualised basis in Core and a 12% decline in Non-Core.

Debt securities: IFRS measurement classification by issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities, latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other financial institutions	Corporate	Total
	UK	US	Other
30 June 2013	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	8,222	11,881	25,159	1,774	21,499	2,014	70,549
Designated as at fair value	-	-	122	-	487	1	610
Available-for-sale (AFS)	6,671	16,573	12,554	6,071	21,225	147	63,241
Loans and receivables	4	-	7	326	3,276	218	3,831

Long positions	14,897	28,454	37,842	8,171	46,487	2,380	138,231

Of which US agencies	-	5,896	-	-	19,291	-	25,187

Short positions (HFT)	(2,019)	(8,557)	(12,718)	(979)	(2,010)	(635)	(26,918)

Available-for-sale (AFS)
Gross unrealised gains	433	606	675	58	592	8	2,372
Gross unrealised losses	-	(91)	(8)	(288)	(1,204)	(1)	(1,592)

Risk and balance sheet management (continued)

Credit risk: Debt securities: IFRS measurement classification by issuer (continued)

	Central and local government			Banks	Other financial institutions	Corporate	Total
	UK	US	Other
31 December 2012	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	7,692	17,349	27,195	2,243	21,876	2,015	78,370
Designated as at fair value	-	-	123	86	610	54	873
Available-for-sale (AFS)	9,774	19,046	16,155	8,861	23,890	3,167	80,893
Loans and receivables	5	-	-	365	3,728	390	4,488

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624

Of which US agencies	-	5,380	-	-	21,566	-	26,946

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)

Key points

•
HFT: The decrease in US government bonds reflects sales following increase in yields.  The decrease in other government bonds comprise reductions primarily in Japanese, French and Canadian bonds due to sales and maturities, partially offset by increased holding in Markets of German bonds (£2.2 billion).

•
AFS: A reduction of £7.2 billion relates to Direct Line Group, not included at 30 June 2013 as the Group ceded control in the first quarter. Other reductions include - Government securities £7.2 billion, primarily US, UK and Germany following sales as part of Group Treasury's liquidity portfolio management. Reductions were also seen in banks (£1.2 billion) due to maturities and amortisations and other financial institutions (£2.1 billion), primarily US agency RMBS (£1.4 billion).

•
AFS gross unrealised gains and losses: £0.2 billion of the decrease relates to Direct Line Group. The remaining UK government decrease of £0.6 billion reflects exposure reduction and impact of rating downgrade. US government decrease of £0.6 billion also reflects exposure reduction as well as the impact of concerns over tapering of quantitative easing. A significant proportion of banks and financial institutions as well as ABS gross unrealised losses of £1.6 billion at 30 June 2013 relates to Group Treasury's holding of Spanish covered bonds.

Risk and balance sheet management (continued)

Credit risk (continued)

Derivatives
The table below analyses the fair value of the Group's derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

	30 June 2013							31 December 2012
	Notional (1)
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	5,757	11,797	14,117	7,242	38,913	284,051	270,873	33,483	363,454	345,565
Exchange rate	416	2,558	936	1,932	5,842	76,633	83,446	4,698	63,067	70,481
Credit	3	328	97	26	454	9,215	8,583	553	11,005	10,353
Other (3)	12	42	30	17	101	3,795	7,147	111	4,392	7,941

						373,694	370,049		441,918	434,340
Counterparty mtm netting						(316,148)	(316,148)		(373,906)	(373,906)

						57,546	53,901		68,012	60,434
Cash collateral						(27,664)	(22,396)		(34,099)	(24,633)
Securities collateral						(5,300)	(5,319)		(5,616)	(8,264)

						24,582	26,186		28,297	27,537

Notes:

(1)
Includes exchange traded contracts of £2,317 billion (31 December 2012 - £2,497 billion), principally interest rate. Trades are generally closed out daily hence carrying values are insignificant (assets - £29 million (31 December 2012 - £41 million); liabilities - £235 million (31 December 2012 - £255 million).

(2)
Interest rate notional includes £22,206 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

(3)	Comprises equity and commodity derivatives.

Key points

•
Net exposure after taking into account position and collateral netting arrangements, decreased by 13% (liabilities decreased by 5%) due to lower derivative fair values, driven by upward shifts in interest rate yields and continued use of trade compression cycles. Sterling weakened against the US Dollar and Euro and resulted in increases in notionals and fair values.

•
Interest rate contracts decreased in the first half of 2013 due to significant upward shifts in major yield curves as fears of US Federal Reserve tapering of quantitative easing programme heightened. In addition, continued participation in trade compression cycles and offset relating to transactions with central counterparties reduced exposures. This was partially offset by higher trade volumes and exchange rate movements.

•	The increase in notional and fair value of exchange rate contracts reflected exchange rate movements, particularly on US Dollar denominated contracts. Trade volumes were also up.

•
The downward trend in credit derivatives notional and fair values primarily reflected increased use of trade compression cycles and novation of certain trades in Markets in line with the Group's risk reduction strategy.  This was complemented by tightening of credit spreads in the US as optimism in the economy improved, partially offset by widening of credit spreads in Europe. The decrease was partially offset by exchange rate movements and increased trade volumes.

•	Reduction in equity contracts reflected market volatilities, sales and reduction in trade volumes.

For additional analysis of credit derivatives, refer to Appendix 3, page 17.

Risk and balance sheet management (continued)

Market risk

Value-at-risk (VaR)
For a description of the Group's basis of measurement and methodologies, refer to pages 243 to 247 of the Group's 2012 Annual Report and Accounts.

	Half year ended								Year ended
	30 June 2013				30 June 2012				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	40.3	30.3	78.2	24.6	66.3	58.7	95.7	43.6	62.6	75.6	95.7	40.8
Credit spread	72.9	57.9	86.8	55.8	75.7	50.2	94.9	44.9	69.2	74.1	94.9	44.9
Currency	11.2	9.3	20.6	4.6	12.6	10.9	21.3	8.2	10.3	7.6	21.3	2.6
Equity	6.8	4.8	12.8	4.2	6.3	6.2	12.5	3.3	6.0	3.9	12.5	1.7
Commodity	1.3	0.9	3.7	0.5	1.9	1.3	6.0	0.9	2.0	1.5	6.0	0.9
Diversification (1)		(23.4)				(45.3)				(55.4)

Total	96.4	79.8	118.8	69.5	103.4	82.0	137.0	66.5	97.3	107.3	137.0	66.5

Core	80.1	64.1	104.6	57.6	75.3	67.2	118.0	47.4	74.6	88.1	118.0	47.4
Non-Core	21.1	19.2	24.9	18.1	35.8	24.3	41.9	22.1	30.1	22.8	41.9	22.0

CEM (2)	68.9	57.4	85.4	55.1	78.2	75.8	84.2	73.3	78.5	84.9	86.0	71.7

Total (excluding CEM)	47.3	34.1	60.4	33.8	50.4	43.0	76.4	37.5	47.1	57.6	76.4	32.2

Notes:

(1)
The Group benefits from diversification, as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	For a description of counterparty exposure management (CEM) activities, refer to page 248 of the Group's 2012 Annual Report and Accounts.

Risk and balance sheet management (continued)

Market risk: Value-at-risk (VaR) (continued)

Key points

•
The Group's average and period end total and interest rate VaR were lower than for the same period last year reflecting de-risking by a number of Markets businesses and an extension in March 2013 by CEM of the scope of valuation adjustments captured in VaR. The decrease in interest rate VaR during H1 2013 also resulted in reduced diversification in the Group's total VaR. The CEM VaR was also lower in H1 2013 as a result of these changes, while impact on the Group's total, Core and Non-Core was less significant.

•
The period end credit spread VaR was lower than 31 December 2012. Towards the end of H1 2013 the credit spread VaR fell, as a number of Markets businesses reduced and repositioned their exposures following comments by the US Federal Reserve chairman which indicated a tapering of the Federal Reserve bond-buying programme this year.

Risk and balance sheet management (continued)

Market risk (continued)

VaR non-trading portfolios
The table below details VaR for the Group's non-trading portfolios, which predominantly comprise available-for-sale portfolios in Markets, Non-Core and International Banking.

	Half year ended								Year ended
	30 June 2013				30 June 2012				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	2.8	2.4	4.8	1.9	8.4	6.0	10.7	6.0	6.9	4.5	10.7	4.1
Credit spread	10.0	11.0	13.3	6.7	12.6	9.1	15.4	9.1	10.5	8.8	15.4	7.3
Currency	1.4	1.3	2.8	1.2	3.5	3.5	4.5	3.2	3.0	1.3	4.5	1.3
Equity	0.2	0.2	0.3	0.1	1.8	1.6	1.9	1.6	1.7	0.3	1.9	0.3
Diversification (1)		(2.6)				(11.2)				(5.4)

Total	10.7	12.3	13.6	6.6	14.3	9.0	18.3	9.0	11.8	9.5	18.3	8.5

Core	9.5	11.3	12.7	5.7	14.0	9.0	19.0	8.9	11.3	7.5	19.0	7.1
Non-Core	2.9	2.2	3.4	2.1	2.2	1.7	2.6	1.6	2.5	3.4	3.6	1.6

CEM (2)	1.0	1.1	1.1	1.0	1.0	1.0	1.0	0.9	1.0	1.0	1.1	0.9

Total (excluding CEM)	10.3	12.2	13.3	6.3	14.1	9.0	17.8	9.0	11.5	9.4	17.8	8.2

Notes:

(1)
The Group benefits from diversification, as it reduces risk by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	For a description of counterparty exposure management (CEM) activities, refer to page 248 of the Group's 2012 Annual Report and Accounts.
(3)	The table above excludes the structured credit portfolio and loans and receivables.

Key point

•
The Group's total period end VaR was higher than 2012, as a result of changes in the call assumptions on certain Dutch residential mortgage-backed securities, which extended their weighted average life.

Risk and balance sheet management (continued)

Country risk

Introduction*
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses.

External environment*
Country risk trends presented a mixed picture in the first half of the year. The systemic crisis in the eurozone was contained despite risks crystallising in Cyprus, but emerging economies experienced growing headwinds linked to slowing growth, political pressures and global risk re-pricing. Taking account of these problems, the International Monetary Fund downgraded its forecast for global GDP growth in 2013 by 0.25% to approximately 3%.

The pause in the eurozone crisis generally held, though some of the smaller countries witnessed problems. The European Commission eased fiscal targets for a number of the most vulnerable economies, and rules on future lending to banks were agreed by the European Stability Mechanism. Financial sector risks eased as deposit growth returned and Spain continued its banking sector restructuring. Most periphery economies showed clear signs of rebalancing, with Ireland leading but Italy lagging.

In Cyprus, the bail-in of bank depositors with deposits over €100,000 underlined the increased risks to creditors in the event of new official loan programmes with similar bail-in terms elsewhere. Market worries over Portugal grew, reflecting a number of key resignations from the government as well as expectations of worsening recession and public debt problems.

The Japanese government and central bank undertook significant policy loosening in a major effort to boost growth and inflation. While early signs indicated improving confidence and increasing consumer spending, and the large depreciation of the yen is expected to help exports, the public debt stock continued to rise rapidly, posing substantial long-term risks.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Country risk(continued)
Comments from the US Federal Reserve chairman regarding the timing of any reduction in quantitative easing resulted in a correction in global risk appetite in H1, with sovereign bond spreads for many emerging economies widening from May. Emerging markets equities as a whole saw significant net outflows for the period, while their currencies generally weakened against sterling.

Growth continued to slow in China, despite rapid credit expansion, reflecting the challenges of reducing the direct role the State plays in driving economic growth. Risks in the banking sector remained. A number of countries, including Turkey and Brazil, saw large demonstrations over infrastructure issues broaden into wider expressions of dissatisfaction, though these did not lead to country risk losses.

Country risk exposure
The tables that follow show the Group's exposure by country of incorporation at 30 June 2013. Countries shown are those where the Group's balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor's, Moody's or Fitch at 30 June 2013, as well as selected eurozone countries. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been put in place to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

For a description of the governance, monitoring and management of the Group's country risk framework and definitions, refer to pages 254 and 255 of the Group's 2012 Annual Report and Accounts.

Risk and balance sheet management (continued)

Country risk(continued)

Developments during H1 2013*:

•
Sterling depreciated by 6.0% against the US dollar and by 4.7% against the euro. This resulted in exposures denominated in these currencies (and in other currencies linked to them) increasing in sterling terms.

•
Balance sheet and off-balance sheet exposure to most countries shown in the table on page 149 declined despite the depreciation of sterling, as the Group maintained a cautious stance and many clients reduced debt levels. Reductions were seen across all broad product categories. Non-Core lending exposure declined further in most countries as the Group continued to execute its disposals strategy, although adverse market conditions hampered the sale of certain asset classes in some countries.

•
Most of the Group's country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates and financial institutions), Markets (mostly derivatives and repos with financial institutions, and HFT debt securities), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (largely cash balances at central banks and AFS debt securities.

•
Total eurozone - Balance sheet exposure declined by £17.1 billion or 10% to £148.7 billion, caused by significant reductions in liquidity held with the Bundesbank, and in derivatives exposure to banks (notably in Germany, France and the Netherlands, and largely related to the sale of a part of the Group's CDS positions - refer to below). These reductions reflected continued active exposure management by the Group and debt reduction efforts by bank clients. On a constant currency basis, the reductions were higher.

•
Eurozone periphery - Balance sheet exposure decreased slightly to a combined £58.6 billion, a reduction of £0.5 billion or 1%, with small reductions in most countries, despite the appreciation of the euro against sterling.

	○	Group Treasury's liquidity portfolio includes a portfolio of covered bonds or 'cedulas' issued by Spanish banks and other financial institutions.
○
Balance sheet exposure to Cyprus was broadly stable at £0.3 billion, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus, but with assets and cash flows largely elsewhere.

•
Japan - Exposure decreased by £5.8 billion (net HFT government bonds £3.1 billion, AFS government bonds £1.2 billion and derivatives to banks £1.6 billion), reflecting depreciation of the yen, lower trading flows and a reduction in the bond portfolio used as collateral.

•	India - Group exposure decreased by £0.6 billion during H1 2013, driven largely by reductions in exposure to banks and to the oil & gas and communications sectors.

•
China - Lending to banks increased by £0.7 billion, reflects increased customer demand in Q2 2013. Derivatives exposure to public sector entities increased by £0.2 billion, due to fluctuations in short-term hedging by bank clients.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Country risk: Developments during H1 2013* (continued)

•
The Group holds net bought CDS protection on most of the countries shown in the table. Markets sold a significant part of its European CDS trading positions during Q2 to reduce risks and capital requirements in line with strategic plans. This resulted in major reductions in gross notional value of CDS bought and sold protection referencing corporates and other entities in eurozone countries. Net bought protection in terms of CDS notional less fair value, was also  reduced by £1.2 billion to £5.7 billion, with reductions particularly in France, the Netherlands and Germany.

•
The average credit quality of CDS bought protection counterparties deteriorated with the share of AQ1 counterparties falling by around 7%, largely the result of the sale of CDS positions during this period.

•
The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. The estimated funding mismatch at risk of redenomination at 30 June 2013 was £1.0 billion lower at £8.0 billion for Ireland and was unchanged at £4.5 billion  and £1.0 billion for Spain and Italy respectively. The net positions for Portugal, Greece and Cyprus were all minimal. These mismatches can fluctuate owing to volatility in trading book positions and changes in bond prices. For more information on redenomination risk considerations, refer to page 254 of the Group's 2012 Annual Report and Accounts.

For additional analysis and commentary, refer to Appendix 5.

*Not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Country risk: Summary tables

	30 June 2013
	Lending							Of which Non-Core	Debt securities			Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending			Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	116	88	519	18,062	18,452	37,279	9,586	642	1,531	225	39,677	2,997	42,674	(166)	13,957	8,190
Spain	-	-	15	6	3,918	341	4,280	2,723	5,942	1,426	-	11,648	1,782	13,430	(381)	4,709	3,627
Italy	-	22	148	256	1,298	24	1,748	858	1,622	2,133	-	5,503	2,141	7,644	(728)	8,470	431
Portugal	-	-	-	-	261	6	267	258	235	437	-	939	225	1,164	(231)	526	694
Greece	-	-	-	1	199	13	213	61	-	325	-	538	28	566	2	544	-
Cyprus	-	-	-	-	270	13	283	122	1	30	-	314	54	368	-	60	36

Germany	-	10,643	633	167	3,395	81	14,919	2,674	12,295	8,505	678	36,397	7,176	43,573	(958)	45,426	11,963
Netherlands	18	2,488	789	1,360	4,229	21	8,905	1,893	7,978	7,474	180	24,537	11,133	35,670	(1,020)	18,658	6,829
France	496	-	3,037	112	2,260	75	5,980	1,392	3,676	6,132	496	16,284	9,629	25,913	(1,642)	37,816	19,541
Luxembourg	-	17	95	973	1,717	3	2,805	930	111	1,512	542	4,970	2,717	7,687	(125)	2,960	6,145
Belgium	-	-	98	220	635	19	972	306	928	2,757	57	4,714	1,316	6,030	(228)	4,084	1,768
Other	105	-	27	46	739	17	934	88	865	1,323	28	3,150	1,177	4,327	(178)	4,844	1,658

Other countries
Japan	-	767	350	148	508	16	1,789	67	2,052	1,346	257	5,444	601	6,045	(97)	9,851	17,703
India	-	98	859	42	2,263	82	3,344	146	1,081	114	-	4,539	776	5,315	(49)	227	185
China	-	153	1,572	90	645	34	2,494	29	192	1,121	65	3,872	682	4,554	24	1,121	3,653
South Korea	-	1	510	44	612	1	1,168	-	390	376	178	2,112	663	2,775	137	671	1,506
Brazil	-	-	1,025	-	121	4	1,150	61	338	69	-	1,557	188	1,745	61	80	-
Turkey	102	80	78	97	927	26	1,310	190	144	99	-	1,553	340	1,893	(71)	130	662
Russia	-	34	725	3	368	34	1,164	48	157	29	-	1,350	329	1,679	(119)	29	13
Poland	-	96	4	17	624	6	747	29	324	37	-	1,108	603	1,711	(63)	55	-
Romania	19	175	11	-	312	320	837	832	197	3	-	1,037	98	1,135	(21)	3	-

Risk and balance sheet management (continued)

Country risk: Summary tables (continued)

	31 December 2012
	Lending							Of which Non-Core	Debt securities			Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending			Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	42,575	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	5,374	1,754	-	11,794	1,624	13,418	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	-	5,767	2,616	8,383	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	215	514	-	1,072	258	1,330	(94)	618	26
Greece	-	7	-	1	179	14	201	68	1	360	-	562	27	589	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	4	35	-	330	47	377	-	54	15

Germany	-	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	54,833	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	37,219	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	28,777	(2,197)	44,920	14,324
Luxembourg	-	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	6,698	(306)	3,157	5,166
Belgium	-	-	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	6,777	(233)	4,961	1,256
Other	126	-	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	5,364	(194)	6,029	2,325

Other countries
Japan	-	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	11,816	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	1,074	64	-	5,041	914	5,955	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	3,674	50	903	3,833
South Korea	-	22	771	71	289	2	1,155	2	307	221	30	1,713	704	2,417	(60)	616	449
Brazil	-	-	950	-	125	3	1,078	60	596	73	-	1,747	189	1,936	393	85	-
Turkey	115	163	82	94	928	12	1,394	258	181	93	-	1,668	481	2,149	(36)	114	449
Russia	-	53	848	14	494	55	1,464	56	409	23	-	1,896	391	2,287	(254)	23	-
Poland	-	164	-	16	536	6	722	26	289	36	-	1,047	802	1,849	(84)	54	29
Romania	20	65	9	2	347	331	774	773	315	3	-	1,092	80	1,172	(12)	3	-

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ("the Company") to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2013 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 18, the divisional results on pages 25 to 65, and the Risk and balance sheet management disclosures set out on pages 127 to 150 and in Appendices 2 to 5 except for those indicated as not reviewed (together "the condensed financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland Group plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2013 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
1 August 2013

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 503 to 515 of the 2012 Annual Report & Accounts (the 2012 R&A), however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2012 R&A was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the Group has identified a new risk, namely arising from the on-going review with HM Treasury into separating the Group into "good" and "bad" banks.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 107 to 293 of the 2012 R&A, which also includes a fuller description of these and other risk factors.

●
The Group's businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government's implementation of the final recommendations of the Independent Commission on Banking's final report on competition and structural reforms in the UK banking industry the US Federal Reserve's proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group's US operations.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

Risk factors (continued)

●
As a result of the UK Government's majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

●
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

●
The Group's ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group's Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●	Operational and reputational risks are inherent in the Group's businesses.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

Risk factors (continued)

The Group is also subject to the following new risk factor.

Options to accelerate the potential divestment by HM Treasury of its stake in the Group, including separation of the Group into "good" and "bad" banks, are currently under review and uncertainty remains as to the Group's future structure and organisation
In June 2013, responding to a recommendation by the UK Parliamentary Commission on Standards in Banking, the Chancellor of the Exchequer announced that the Government would be reviewing the case for splitting the Group into a 'good bank' and a 'bad bank'. This review is being conducted by HM Treasury with external professional support and will look at a broad range of the Group's assets. HM Treasury's advisors are expected to report by the end of September and a decision on the creation of a 'bad bank' is expected in the autumn of 2013. The outcome of the review is far from certain and if a 'good bank/bad bank' strategy were to be adopted, then depending on the nature and scope of the exercise, several hurdles might have to be met before such a separation could take place. These may or may not include the need for shareholder approval and further consultation with the European Commission. Any such restructuring would be complex and lengthy and require significant management time and resources.  Until the outcome of the review is known, the Group's future structure and organisation remains uncertain. Such uncertainty could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The risk factor entitled, "The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government's credit ratings" is also revised to reflect that at 30 June 2013, a simultaneous one notch long-term and associated short term downgrade in the credit ratings of RBSG and The Royal Bank of Scotland plc by the three main ratings agencies would have required the Group to post estimated additional collateral of £13 billion, without taking account of mitigating action by management.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

1 August 2013

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di lorio Penny Hughes Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

Share information

	30 June 2013	31 March 2013	31 December 2012

Ordinary share price	273.5p	275.5p	324.5p

Number of ordinary shares in issue	6,121m	6,108m	6,071m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2013 third quarter interim management statement	Friday 1 November 2013

2013 annual results	Thursday 27 February 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary